[redacted]

09059240

ATES
NGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing Section
MAR 02 2009
Washington, DC
106

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-50422

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2008 (MM/DD/YY) AND ENDING December 31, 2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PEAK6 Capital Management LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

141 West Jackson Blvd., Suite 500
(No. and Street)

Chicago (City) Illinois (State) 60604 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Philip Grigus 312-444-8661
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
((Name – *if individual, state last, first, middle name*))

233 S. Wacker Drive, Sears Tower (Address) Chicago (City) Illinois (State) 60606 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a current valid OMB control number.

AB 3/19

OATH OR AFFIRMATION

I, Philip Grigus, swear (or affirm) that, to the best of my knowledge and belief the accompanying statement of financial condition pertaining to the firm of PEAK6 Capital Management LLC, as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Philip Grigus
Chief Financial Officer of Managing Member

Notary Public

Official Seal
Donna MacDonald
Notary Public State of Illinois
My Commission Expires 03/11/2012

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income.
- ☐ (d) Statement of Changes in Subordinated Borrowings.
- ☐ (e) Statement of Changes in Member's Equity.
- ☐ (f) Statement of Cash Flows.
- ☐ (g) Computation of Net Capital pursuant to Rule 15c3-1.
- ☐ (h) Statement Regarding Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Supplementary Report of Independent Registered Public Accounting Firm on Internal Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PEAK6 Capital Management LLC

Statement of Financial Condition

December 31, 2008

Contents

Report of Independent Registered Public Accounting Firm 1

Statement of Financial Condition 2
Notes to Statement of Financial Condition 3

Report of Independent Registered Public Accounting Firm

The Member
PEAK6 Capital Management LLC

We have audited the accompanying statement of financial condition of PEAK6 Capital Management LLC (the Company) as of December 31, 2008. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of PEAK6 Capital Management LLC at December 31, 2008, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

Chicago, Illinois
February 26, 2009

PEAK6 Capital Management LLC

Statement of Financial Condition

December 31, 2008

Assets	
Securities owned	$ 1,756,080,536
Receivable from clearing brokers	314,818,596
Interest and dividends receivable	1,631,411
Fixed assets, net of accumulated depreciation and amortization of $1,670,230	448,658
Other assets	910,814
Total assets	$ 2,073,890,015
Liabilities, subordinated borrowings, and member's equity	
Liabilities:	
Securities sold, not yet purchased	$ 1,639,504,843
Payable to clearing broker	169,297
Interest and dividends payable	1,783,109
Accrued compensation	51,867,239
Payable to Member	2,536,416
Accounts payable and other accrued liabilities	4,212,820
Total liabilities	1,700,073,724
Subordinated borrowings	32,695,212
Member's equity	341,121,079
Total liabilities and member's equity	$ 2,073,890,015

See accompanying notes.

1. Organization and Nature of Business

PEAK6 Capital Management LLC (the Company), a Delaware Limited Liability Company and a wholly owned subsidiary of PEAK6 Investments, L.P. (the Member), operates as a market maker in equity options, providing liquidity to participants in the equity derivatives markets. The Company, acting as principal, buys and sells equity securities and equity derivative financial instruments. The Company clears all transactions through clearing brokers. The Company is registered as a broker-dealer under the Securities Exchange Act of 1934 and is a member of the Chicago Board Options Exchange (the Exchange). The limited liability company operating agreement provides, among other things, that the Company shall dissolve no later than December 31, 2038.

2. Significant Accounting Policies

Use of Estimates

The preparation of the statement of financial condition in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the statement of financial condition and accompanying notes. Management believes that the estimates utilized in preparing its statement of financial condition are reasonable and prudent. Actual results could differ from those estimates.

Securities Owned and Securities Sold, Not Yet Purchased

Proprietary securities and derivative financial instrument transactions, which include securities sold, not yet purchased, are recorded on a trade-date basis. Dividends are recognized on the ex-dividend date, and interest is accrued as earned or payable.

Securities owned and securities sold, not yet purchased are carried at market or fair value. The Company values securities owned and securities sold, not yet purchased at independent market prices where readily available. Exchange-traded equity securities are based on quoted market prices. In the absence of quoted values or when quoted values are not deemed to be representative of market values, securities owned and securities sold, not yet purchased are valued at fair value as determined by the Member.

2. Significant Accounting Policies (continued)

Securities sold, not yet purchased represent obligations to deliver specified securities at a future date at then-prevailing prices that may differ from the values reflected in the statement of financial condition. Accordingly, these transactions result in off-balance sheet risk, as the Company's ultimate obligation to satisfy the sale of securities sold, not yet purchased may exceed the amount reflected in the statement of financial condition. All equity securities are pledged to the clearing brokers on terms that permit the clearing brokers to sell or repledge the securities, subject to certain limitations.

Receivable From and Payable to Clearing Brokers

Receivables and payables relating to trades pending settlement are netted by broker in receivable from and payable to clearing brokers in the statement of financial condition. Margin balances are collateralized by certain of the Company's securities and cash balances held by the clearing brokers. In relation to margin debit balances, the Company is charged interest at fluctuating rates based on broker call rates.

Fair Value of Financial Instruments

Substantially all of the Company's assets and liabilities, except for fixed assets, are considered financial instruments and are either already reflected at market or fair values, or are short-term or replaceable on demand. Therefore, their carrying amounts approximate their fair values.

Fixed Assets, Net of Accumulated Depreciation and Amortization

Fixed assets consist of computer equipment, software, furniture, and leasehold improvements, which are all recorded at cost, less accumulated depreciation and amortization. Computer equipment, software, and furniture are depreciated on a straight-line basis over the estimated useful lives of the assets. Leasehold improvements are amortized on a straight-line basis over the lesser of the lease term or the estimated useful lives of the assets.

Income Taxes

As a single-member limited liability company, the Company is not subject to federal income taxes. Instead, the Member is liable for federal income taxes on the taxable income of the Company. The Company may be subject to certain state and local taxes.

2. Significant Accounting Policies (continued)

Recent Accounting Pronouncements

In July 2006, the FASB released FASB Interpretation No. (FIN) 48, *Accounting for Uncertainty in Income Taxes, an Interpretation of SFAS 109*. FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented, and disclosed in the statement of financial condition. FIN 48 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet a more-likely-than-not threshold would be recorded as a tax expense in the current year. FIN 48 is to be applied to all open tax years as of the effective date. FIN 48 previously was required for fiscal years beginning after December 15, 2007; however, on November 15, 2008, the FASB announced the deferral of the effective date of FIN 48 for certain nonpublic enterprises, such as the Company, until the annual financial statements for fiscal years beginning after December 15, 2008. Accordingly, the Company will incorporate FIN 48 in its annual financial statements for the year ending December 31, 2009. As of December 31, 2008, the Company is evaluating the implications of FIN 48, but does not believe that the adoption of FIN 48 will have a significant impact on the Company's financial statements.

In March 2008, the FASB issued Statement of Financial Accounting Standards (SFAS) No. 161, *Disclosures about Derivative Instruments and Hedging Activities – An amendment of FASB Statement No. 133*. SFAS No. 161 amends and expands the disclosure requirements of SFAS No. 133 with the intent to provide users with an enhanced understanding of derivative activities. SFAS No. 161 requires qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair value amounts of and gains and losses on derivative instruments, and disclosures about credit-risk-related contingent features in derivative agreements. SFAS No. 161 is effective for statement of financial condition issued for annual periods beginning after November 15, 2008. As of December 31, 2008, the Company does not believe the adoption of SFAS No. 161 will have a material impact on the amounts reported in the statement of financial condition; however, additional disclosures may be required about the nature of the Company's derivatives trading activities related risks.

3. Financial Instruments

Effective January 1, 2008, the Company adopted SFAS No. 157, *Fair Value Measurements*, for its financial assets and financial liabilities. As defined in SFAS No. 157, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction.

SFAS No. 157 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy under which financial assets and liabilities will be classified are as follows:

Level 1: Quoted market prices in active markets for identical assets or liabilities.

Level 2: Prices determined using other significant observable inputs, including quoted prices for similar securities. Financial instruments falling under Level 2 predominantly consist of over-the-counter products and other unquoted securities valued using broker quotes, where these can be corroborated to observable market data.

Level 3: Significant unobservable inputs (including the Company's own assumptions used in determining the fair value of investments). Financial instruments included within Level 3 are predominantly over-the-counter products and other unquoted securities using broker quotes.

3. Financial Instruments (continued)

As required by SFAS No. 157, financial instruments are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The following table sets forth by level within the fair value hierarchy the Company's financial instruments owned, at fair value, and financial instruments sold, not yet purchased at fair value as of December 31, 2008:

	Level 1	Level 2	Level 3	Total
Financial instruments owned, at fair value				
Securities owned:				
Equity securities	$ 770,878,979	$ –	$ –	$ 770,878,979
Equity options	985,201,557	–	–	985,201,557
	1,756,080,536	–	–	1,756,080,536
Included in other assets:				
Investments	–	–	396,000	396,000
Other derivative contracts	–	–	122,533	122,533
	–	–	518,533	518,533
Total	$ 1,756,080,536	$ –	$ 518,533	$ 1,756,599,069
Financial instruments sold, not yet purchased, at fair value				
Securities sold, not yet purchased:				
Equity stocks	$ 860,617,355	$ –	$ –	$ 860,617,355
Equity options	778,887,488	–	–	778,887,488
	$ 1,639,504,843	$ –	$ –	$ 1,639,504,843

(1) All of the Company's assets and liabilities included in Level 1 of the fair value hierarchy are exchange traded securities.

(2) Level 3 assets represent 0.03% of all assets measured at fair value.

Level 3 derivative contracts relate to stock warrants. There was no change in fair value during the year.

Level 3 investments were valued by management using the intrinsic value of the underlying value of the publicly-traded stock related to these investments at year-end.

4. Fixed Assets, Net of Accumulated Depreciation and Amortization

Fixed assets consisted of the following:

	December 31 2008
Computer equipment and hardware	$ 1,310,004
Software	381,557
Furniture	9,324
Leasehold improvements	418,003
Total	2,118,888
Less accumulated depreciation and amortization	(1,670,230)
	$ 448,658

5. Related-Party Transactions

The Company and the Member are parties to an intercompany expense-sharing agreement that outlines the allocation of direct and indirect costs between the two entities. The Company incurs all direct costs paid by the Member on its behalf. At December 31, 2008, $1,496,987 of indirect costs remains payable to the Member. The remaining payable of $1,039,429 represents direct costs paid by the Member that are to be reimbursed by the Company.

6. Subordinated Borrowings

The Company has, under a cash subordination agreement approved by the Exchange, a line of credit of $25,000,000 with Harris Bank, at a rate of prime plus one-half percent at December 31, 2008. The carrying amount of these subordinated borrowings approximates fair value due to borrowings at market rate. In addition, the Company has an employee incentive compensation plan covering a select group of key personnel. This plan is an unfunded deferred compensation arrangement and provides vesting over three years. The deferred compensation arrangement is renewed annually. The amounts included in the updated arrangement will be new balances less forfeitures and vested amounts.

6. Subordinated Borrowings (continued)

At December 31, 2008, subordinated borrowings consisted of the following:

Borrowings from line of credit with Harris Bank	$ 25,000,000
Unfunded deferred compensation payable	7,695,212
Total subordinated borrowings	$ 32,695,212

These deferred compensation plan amounts are also subject to subordination agreements, approved by the Exchange, and are available in computing net capital under the SEC's uniform Net Capital Rule. To the extent any such subordinated borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid. The subordination agreements are renewed and approved annually by the Exchange on February 28.

7. Employee Benefit Plan

The Member sponsors a profit-sharing plan (the Plan) under Section 401(k) of the Internal Revenue Code covering all eligible employees of the Company. The Member may elect to match employees' contributions and make further discretionary contributions to the Plan, subject to certain limitations as set forth in the Plan agreement.

8. Derivative Financial Instruments

The Company, in connection with its proprietary trading activities, enters into various derivative transactions, including futures and exchange-traded options. Derivative contracts are financial instruments whose value is based upon an underlying asset, index, or reference rate or a combination of these factors. Options held provide the Company with the opportunity to deliver or take delivery of specified financial instruments at a contracted price. Options written (sold) obligate the Company to deliver or take delivery of specified financial instruments at a contracted price in the event the holder exercises the option. There were no open futures contracts as of December 31, 2008.

These derivative financial instruments may have market risk and/or credit risk in excess of the amounts recorded in the statement of financial condition.

8. Derivative Financial Instruments (continued)

Market Risk

Market risk is the potential change in an instrument's value caused by fluctuations in interest rates, equity prices, credit spreads, or other risks. Exposure to market risk is influenced by a number of factors, including the relationships between financial instruments and the volatility and liquidity in the markets in which the financial instruments are traded. Derivative financial instruments involve varying degrees of off-balance sheet market risk. Changes in the market values of the underlying financial instruments may result in changes in the value of the derivative financial instruments. In many cases, the use of derivative financial instruments serves to modify or offset market risk associated with other transactions and, accordingly, serves to decrease the Company's overall exposure to market risk. The Company utilizes various analytical monitoring techniques to control its exposure to market risk.

Credit Risk

Credit risk arises from the possible inability of counterparties to meet the terms of their contracts. The Company's exposure to credit risk associated with counterparty nonperformance is limited to the current cost to replace all contracts in which the Company has a gain. For exchange-traded derivatives, the clearing corporation acts as the counterparty of specific transactions and, therefore, bears the risk of delivery to and from counterparties to specific positions.

The Company clears all of its trades through three major U.S. financial institutions. In the event a clearing broker does not fulfill its obligations, the Company may be exposed to risk of loss on securities owned and due from broker. The Company attempts to minimize this risk by monitoring the creditworthiness of these clearing brokers.

Guarantees

In the normal course of trading activities, the Company trades and holds certain fair-valued derivative contracts, which may constitute guarantees under FIN 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others*. Such contracts include written option contracts that are not settled in cash. These written option contracts obligate the Company to deliver or take delivery of specified financial instruments at a contracted price in the event the holder exercises the option.

8. Derivative Financial Instruments (continued)

As of December 31, 2008, the maximum payouts for these contracts are limited to the notional amounts of each contract. Maximum payouts do not represent the expected future cash requirements as the Company's written options positions are typically liquidated or expire and are not exercised by the holder of the option. In addition, maximum payout amounts, in the case of the exercise of written call options, may be offset by the subsequent sale of the underlying financial instrument if owned by the Company. The fair values of all written options contracts as of December 31, 2008, are included in securities sold, not yet purchased on the statement of financial condition.

9. Commitments and Contingencies

Commitments

The Company leases office space under an operating lease that expires on June 30, 2013. The lease contains escalation clauses providing for increased rentals based upon the terms outlined in the lease agreement. At December 31, 2008, the minimum annual rental commitments under the lease are as follows:

Year ending December 31:	
2009	$ 107,223
2010	110,438
2011	113,747
2012	117,159
2013	59,446
	$ 508,013

General Contingencies

In the ordinary course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications to the counterparties under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of loss to be remote.

9. Commitments and Contingencies (continued)

Legal Contingencies

In the ordinary course of business, the Company is subject to lawsuits, arbitrations, claims, and other legal proceedings. Management cannot predict with certainty the outcome of pending legal proceedings. A substantial adverse judgment or other resolution regarding the proceedings could have a material adverse effect on the Company's financial condition. However, in the opinion of management, after consultation with legal counsel, the outcome of any pending proceedings is not likely to have a material adverse effect on the financial condition of the Company.

10. Net Capital Requirements

The Company, as a registered broker-dealer with the Securities and Exchange Commission (SEC), is subject to the net capital requirements of the SEC Uniform Net Capital Rule 15c3-1 (the Rule) of the Securities and Exchange Act of 1934, administered by the SEC and the Financial Industry Regulatory Authority, Inc. (FINRA.) The Company is required to maintain net capital equal to the greater of 6 2/3% of aggregate indebtedness or $100,000, as these terms are defined. At December 31, 2008, the Company had net capital of $316,629,793, which was $316,179,844 in excess of its required net capital. At December 31, 2008, its percentage of aggregate indebtedness to net capital was 2.13%.

The Rule may effectively restrict advances to affiliates or capital withdrawals.

Ernst & Young LLP

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STATEMENT OF FINANCIAL CONDITION

Peak6 Capital Management LLC
December 31, 2008
With Report of Independent Registered Public
Accounting Firm